

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Cliff Blake
Chief Executive Officer, President, Secretary and Treasurer, Director
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re: First Rate Staffing Corporation**
> **Amendment No. 1 to Form S-1**
> **Filed February 1, 2013**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated December 10, 2012. We view the offering by the selling shareholders as an indirect primary offering by the company through the selling shareholders who are acting as statutory underwriters. You must fix the offering price of the shares being offered for the duration of the offering because you are not eligible to conduct an at-the-market equity offering under Rule 415(a)(4). This is because you are not eligible to conduct a primary offering on Form S-3. For further guidance, refer to the following:

    *   Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Rules, Interpretive Response 612.09, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml;
    *   Rule 415(a)(1)(x) and (a)(4); and
    *   Form S-3 General Instructions I.B.1 and I.B.6.

<u>Risk Factors, page 7</u>

<u>A substantial portion of the assets of the Company are pledged…, page 12</u>

2. We note your response to comment 10 from our letter dated December 10, 2012 in regards to the portion of your assets pledged as collateral under these agreements; however please revise to address and explain the circumstances in which the lenders may foreclose on the collateral.

<u>The Shares being offered by the Company may be subject to resale restrictions…, page 12</u>

3. We note your response to comment 7 from our letter dated December 10, 2012. Please note that Rule 144(i) applies to issuers who are currently <u>or were previously</u> shell companies. Refer to Rule 144(i)(1)(i) and (ii). Moosewood Acquisition Company was a shell company as defined in Rule 405 of the Securities Act; however, Moosewood Acquisition Corporation was not a "business combination related shell company" as defined in Rule 405. Therefore, Rule 144(i) applies to the resales of your shares initially issued by the company. Please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under "Shares Eligible for Future Sale" on page 35 to discuss Rule 144(i).

<u>There has been no prior public market for the Company's securities…, page 12</u>

4. We note your revision regarding application for quotation of your common stock on the OTC Bulletin Board on page 12. However, please revise the inappropriate references on page 5 and page 17.

<u>Plan of Distribution, page 15</u>

5. You disclose in the first paragraph of this subsection that "[t]he Company and the selling shareholders are seeking an underwriter, broker-dealer or selling agent to sell the Shares." Please note that if the selling shareholders intend to use underwriters in the future in connection with this offering you will have to file a post-effective amendment to this registration statement (not prospectus supplements) to reflect the change in the plan of distribution. Refer to Item 512(a)(1)(iii) of Regulation S-K.

<u>Resales of the Securities under State Securities Laws, page 16</u>

6. Please address whether the shares being offered by the selling shareholders pursuant to this registration statement are "covered securities" under Section 18 of the Securities Act. If not, indicate in what states you intend to sell your shares and confirm that the sale of your shares is exempt from registration in those states or that you intend on registering

your shares in those states or selling only to qualified purchasers. Currently your disclosure only addresses resales of the shares received by purchasers in the offering.

The Company, page 24

Relationship with Tiber Creek Corporation, page 24

7. You disclose that Tiber Creek Corporation "holds interests in inactive Delaware corporations which may be used by issuers (such as the Company) to reincorporate their business in the State of Delaware and capitalize the issuer at a level and in a manner (i.e. the number of authorized shares and rights and preferences of shareholders) that is appropriate for a public company." Please add disclosure describing any other of these blank check companies with which Tiber Creek Corporation, MD Americus, LLC, James Cassidy and James McKillop may have been involved. We encourage the use of tables to present the following information:

    •   Disclose the name of each company, the public reporting status of the company and the date the company filed its initial registration statement (or, if different, the date Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates became involved with the company). Describe any mergers or acquisitions with each company, including any consideration given and received and the amount of any retained interest by Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates.

    •   If applicable, describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

    •   Disclose whether any transaction resulted in termination of Tiber Creek Corporation's, MD Americus, LLC's, James Cassidy's and James McKillop's association with the company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction

    •   Describe any registrations statements with which Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates were involved in connection with or following any acquisition and change in control transactions. Disclose the amount of shares sold by Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates pursuant to these registration statements and the amount of proceeds they received.

Provide a cross-reference to this table under "Certain Relationships and Related Transactions" on page 33.

Capital Resources, page 29

8. We note your response to comment 34 from our letter dated December 12, 2012. Please revise your disclosure to discuss the extent to which you have relied on financing from related parties. Please quantify and disclose the nature of these financing arrangements.

9. We note your revised disclosure regarding your liquidity. You disclose that the company may borrow sources of funds from its officers and directors on an as needed basis. Please reconcile this statement with other statements, for example under "Certain Relationships and Related Transactions" and "Capital Resources," where you disclose that you do not plan or foresee such financing arrangements in the future.

Discussion of Nine Months ended September 30, 2012 for First Rate California, page 30

Discussion of Nine Months ended September 30, 2012 for First Rate Nevada, page 30

10. Please continue to expand your disclosure to provide a more detailed discussion. For example, in the discussion of your results of operations, clearly disclose and quantify each material factor that contributed to changes in revenues and net income (loss). In this regard, please quantify the amount of "professional fees and costs of preparing for the Company's status as a public company and conducting this offering" and the increase in workers' compensation costs. As another example, in the discussion of your cash flows from operating activities and financing activities, discuss and quantify material changes in line items in each period.

Discussion of the Year ended December 31, 2011 for First Rate California, page 30

Discussion of the Year ended December 31, 2011 for First Rate Nevada, page 30

11. Please revise this discussion to provide the more detailed disclosure requested in comment 35 from our letter dated December 10, 2012 and comment 10, above.

Management, page 29

12. Please revise to disclose the name and principal business of any corporation or other organization in which Mr. Blake and Ms. Mautz carried on employment as stated in your disclosure. See Item 401(e) of Regulation S-K. Also disclose the dates that each named executive officer worked at the companies identified in their biographies.

Executive Compensation, page 31

13. Please update your disclosure for the fiscal year ended 2012.

Certain Relationships and Related Transactions, page 33

14. We note your response to comment 37 from our letter dated December 10, 2012. Please disclose the substance of your response so that the reasons for the advances and payments are clear. Also, disclose whether the company intends to continue this financing arrangement.

Selling Shareholders, page 33

15. Please disclose when the selling shareholders purchased their shares and the consideration paid for the shares.

16. Please clarify whether any of the selling shareholders are affiliated with the company and its officers, directors and affiliates or the predecessor of the company and its affiliates. In this regard, we note that several selling shareholders share the same last name as the company's officers and director. Refer to Item 507 of Regulation S-K.

First Rate Staffing Corporation

Financial Statements

17. We note your response to comment 39 from our letter dated December 10, 2012. Please revise to present First Rate California and First Rate Nevada in separate columns within your pro forma presentation and provide pro forma income statements for each fiscal year and interim period for which historical financial statements have been provided. Further, we have not been able to locate the pro forma financial statements in your amended Form S-1, please revise accordingly.

Statements of Cash Flows for the Period Ending September 30, 2012

18. We note that the statement of cash flows is presented from inception to September 30, 2012; however, it appears that you may have a typographical error in the header. Please correct the inception date to read April 20, 2011 rather than September 21, 2011 or explain.

First Rate Staffing, Inc.

Notes to Financial Statements for the period ended September 30, 2012.

Note 2. Basis of Presentation

Revenue Recognition, page 7

19. We note your response to comment 23 and that through your "guarantee", you may refund the cost of an individual up to eight hours without specific conditions or limitations. Additionally, we note your disclosure of certain non-billable events. Please revise to describe your accounting policy relating to your employee guarantee policy and non-billable events. Please also revise the related note disclosure in the financial statements of First Rate Staffing, LLC as applicable.

Recent Sales of Unregistered Securities, page 38

20. Please disclose the business reasons for issuing 500,000 shares for the nominal consideration of $50 from July through October 2012. Disclose whether Tiber Creek Corporation or its affiliates assisted with the offering.

Exhibits

21. Please file any contracts with Tiber Creek Corporation and its affiliates, including any consulting contracts. Also file the promissory note agreements with Mr. Cliff Blake.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
Tony Patel, Esq.
Lee Cassidy, Esq.